File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

(Filed December 19, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated December 19, 2008

Release

Below is additional information regarding the position of derivative financial instruments at the end of the third quarter, requested by the Mexican Authorities "Comision Nacional Bancaria y de Valores" (unofficial English translation for readers' convenience).

A. Qualitative and quantitative information

Issuers must include the information to assess the importance of derivatives to the financial position and results of the Company (Vitro, SAB de CV and its Subsidiaries "the Company"), including, but not limited, to the following:

1.     Management discussion on policies for the use of derivative financial instruments, explaining whether these policies allow these instruments to be used solely for hedging purposes or for other purposes, such as negotiation.

The Company's policy is to use derivative financial instruments (DFIs) to mitigate its exposure to liquidity and market risks related to its production and financial operations, caused mainly by its natural gas needs, as well as by future commitments made in foreign currencies. The DFIs that the Company uses to mitigate the aforementioned risks are Swaps, Options and Forwards, both simple and structured, the latter in order to obtain better conditions, such as a reduction or fees elimination.

From an economic point of view, DFIs are entered for hedging purposes, however, for accounting purposes DFIs have not been designated as hedges because they do not meet all the requirements of the Mexican Financial Reporting Standards and therefore have been classified as negotiation instruments. DFIs employed by the Company are operated in the Over the Counter (OTC) market with international financial institutions. The main conditions of the transactions refer to the obligation to buy or sell a certain underlying given certain characteristics such as cap rate, trigger level, spread, strike, among others.

The counterparties act as the calculation agent for the valuations of the operations that the Company holds, in accordance with what is set out in the contracts of the International Securities Dealers Association (ISDA).

The counterparties with whom the Company has performed DFIs are Credit Suisse, Citibank, Deutsche Bank, Merrill Lynch, Calyon, Barclays, Morgan Stanley, Cargill and PEMEX.

Since the counterparties with whom the Company performs DFIs are considered highly solvents, there is no formal guarantees policy and credit lines. However, ISDA contracts establish regulatory framework regarding those requirements.

Before entering into a detailed analysis of the current DFIs operations, the Company has a policy for Financial Derivatives Instruments Operations ("the policy") which sets guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFIs, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables. All the above mentioned is on the premise that it is forbidden to celebrate DFIs for speculative purposes.

For the risk strategies and the surveillance regarding the compliance of the chosen risk, there is a Risk Committee (RC) which acts in compliance with the policy, and which is comprised by various Company officials.

The RC must meet at least once a month and the agenda is developed and presented by the Company's Risk Administration (RA) manager, who documents the issues and agreements addressed at these meetings.

The DFIs celebrated by the Company, are executed by the RA manager who analyzes, reports and trades these instruments.

The policy also establishes that transactions must be authorized by different organizational levels according to the notional amounts.

The RC must define the strategy to be implemented in order to hedge its financial risks, taking into consideration the following aspects:

  Risk tolerance
  Market variations in which the Company prefers or not to have exposure
  Business cycles in which the Company prefers or not to have exposure
  Types of DFIs to use
  Time frames for the strategy
  Circumstances in which the Company must change its hedging strategy
  Operating Income budgets and projections

In order to monitor the strategy and ensure its control, the RC must establish measuring parameters for the financial risk that must be monitored so as not to exceed the established risk tolerance. The definition of measuring parameter considers:

  Identification of variables to monitor
  Definition of authorized instruments for the risk management strategy
  Maximum and minimum control limits
  Monitoring frequency
  Responsible for monitoring the variables

The policy requires the annual appointment of an expert to assess and certify the DFIs operation process. During August 2008, the internal audit department, which is a third party hired by the Company as an outsourcing service, conducted a review regarding the operation, segregation of duties, valuation and compliance of external and internal regulation regarding DFIs. The following are the main observations from the review:

  The minutes of the RC's meetings need to address the RC decisions on the following topics:
    Hedging strategy
    Review of existing open positions
    Financial risks analysis
    Authorization from RC members for DFIs operations

  The current policy to operate DFI is not updated on some issues.
  Need for a third party or independent valuation of the market values of complex DFIs provided by the counterparty.

2.     Generic description of the valuation techniques, distinguishing the instruments which are valued at cost or fair value in terms of the applicable accounting standards, as well as methods and valuation techniques with relevant reference variables and the applied assumptions. In addition, description of the policies and valuation frequency and actions set according to the obtained valuation.

All DFIs celebrated by the Company are valued at their fair value, which is determined by recognized market prices, and in case the instruments are not traded on a market then their fair value is determined by technical valuation models recognized in the financial industry.

The Company's Policy states that among the main activities of the AR area are the valuation of exposures and DFI's positions to measure the market risk, and the analysis risks measurements and possible deviations versus the Company's short-term planning (VCP).

Moreover, the strategies introduced by the AR area must be accompanied by the assessment of the impact between the risk and the return of the hedge on the proposed transaction, including forward-looking and stress tests, as well as sensitivity analysis.

On a daily or weekly basis:

   The increase/decrease in the portfolio's value

   Possible results information

  Analysis on abnormal market conditions.

  Additionally, on a monthly basis:

  Deviations of price versus VCP (monthly and cumulative impact)

  Deviations of price versus market (monthly and cumulative impact)

  Deviations of VCP versus market (monthly and cumulative impact)

  Monitoring the concentration risk

  Monitoring the impact on price changes

  All valuations reported by the Company are provided by the counterparties of DFIs hired, because in all cases and under the provisions set on the ISDAs, those counterparties act as calculation agents of the operations.

  At least once a month the RA area conducts an analysis of variations in order to validate whether the change in fair value reported by the counterparties is in line with the changes presented by the risk factors used in the valuation models, for example, natural gas prices, interest rates and exchange rates.

3.     Management discussion about the internal and external sources of liquidity that could be used to meet requirements related to     derivative financial instruments.

As of September 30, 2008, the Company had cash for $ 128 million dollars, of which $ 56 million dollars were restricted, $ 52 guaranteeing DFIs.

Additionally, as of September 30, 2008, the Company had a $ 135 million dollar credit line for foreign trade and $ 36 million dollars in unsecured credit lines.

4.     Explanation about the changes in the exposure to the main identified risks and the management of this exposure, as well as contingencies and events known or anticipated by Management, which could affect future reports.

The main risks to which the Company is exposed and for which DFIs were celebrated and in order to mitigate such risks are: natural gas prices, interest rates and exchange rate MXP / USD and MXP / EURO.

The Company has a short position in each of the above risks, which were originated by the following situations: predicted purchases of natural gas, bond issuance with maturities in 2012 and 2017 denominated in U.S. dollars, obligation to purchase the remainder percentage of the shares of Cristalglass in Spain, among others.

Below is an example of the impacts the Company could have at an upward or downward change of the above mentioned risks.

Identified Risk	Increase	Decrease
Exchange Rate MXP/USD	Favorable	Unfavorable
Exchange Rate MXP/EUR	Favorable	Unfavorable
Interest Rate USD	Unfavorable	Favorable
Natural Gas Price	Favorable	Unfavorable

In order to mitigate such risks and in accordance with the Company's analysis of the market perspectives and with the recommendation done by the counterparties, the Company celebrated various DFIs always pursuing that those instruments allow better conditions, for example, an attractive hedging level for which the Company would had to pay the least amount of cash flow in advance, even implying a leverage level that committed the Company to pay double volumes or lose positions at certain level of earnings, scenarios that at that time had a very low probability to materialize.

Derived from the high volatility that the markets had experienced in recent months which resulted in a devaluation of the parity of MXP / USD and MXP / EURO, as well as in a significant reduction in the energy prices, the Company's Management was adversely affected by such effects and decided to unwind most of its positions at DFIs during the fourth quarter of 2008.

Some of the DFIs that the Company had in position at the end of the third quarter were significantly affected by movements in the market's variables, primarily volatility, which detonated 21 margin calls for a total of $ 562 million pesos ($ 52 million dollars) from the counterparties that affected the liquidity of the Company.

Derived from the aforementioned, the Company issued a press release on October 10, 2008, publicly informing a fair value of DFIs of negative $ 227 million dollar as of Octuber 30, 2008. In addition, the Company mentioned that derived from the severe and unexpected volatility of the financial markets, it had close communication with its counterparties, in order to find alternative solutions to the situation.

In the third quarter 2008 earnings release, issued at the end of October, the Company stated that during October it had taken the necessary actions to significantly reduce the possibility of an increase the value of its potential fair value and that as of this date there were $ 98 million dollars in open positions included in the total value of its fair value of approximately negative $ 360 million dollars. At that time, the amount of collateral was $ 85 million dollars.

As of today, and subject to the clarification included in the penultimate paragraph of this "Section A", the fair value of the total position is approximately negative $ 342 million dollar, including negative $ 22 million dollars related to the only open positions with PEMEX linked to natural gas hedging for 2009 while the remainder of the positions have been closed. The deposited collateral related to the approximately negative $ 320 million dollars, continues to have a value of $ 85 million dollars.

Currently, supported by an external consultant, the Company is negotiating with its counterparties the compliance of the remaining DFIs obligations for an approximate value of negative $ 235 million dollars, in order to preserve the cash flow required by the Company to carry out its daily operations.

All of the above in the understanding that the Company, is still evaluating the validity, amount and legality of the FDI described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amounts stated herein are simple estimates that in no manner or under no concept should be considered as an express or implied acknowledgement of the same.

It is important to note that due to the decrease in natural gas prices, the Company will have significant savings in the purchase of the physical gas supplied by PEMEX, for every dollar / MMBTU that the price of natural gas decreases, the annual saving is approximately $ 20 million.

B. Quantitative Information

Following is the requested information with respect to the summary of DFIs.

Millions of pesos as of September 30, 2008
Type of derivative, value or contract	Hedging purposes or otherwise, such as negotiation	Notional amount / nominal value		Underlying asset value / reference variable			Fair value 1		Collateral / credit lines / warrants
	Actual Qtr	Previous Qtr	Actual Qtr	Previous Qtr
Cross Currency Swap 2	Negotiation	MUS$	350,000	Ps.	10.9814	10.3069	(97)	(234)	3
Cross Currency Swap 2	Negotiation	MUS$	150,000	Ps.	10.9814	10.3069	(41)	(98)	3
Cross Currency Swap 2	Negotiation	MUS$	350,000	Ps.	10.9814	10.3069	(110)	(231)	3
Cross Currency Swap 2	Negotiation	MUS$	150,000	Ps.	10.9814	10.3069	(72)	(97)	3
Interest Rate Swap	Negotiation	MUS$	300,000	TIIE	8.66%	8.19%	21	55	3
Interest Rate Swap	Negotiation	MUS$	200,000	TIIE	8.66%	8.19%	12	35	3
Interest Rate Swap	Negotiation	MUS$	350,000	TIIE	8.66%	8.19%	53	-	3
TARN sale USD	Negotiation	MUS$	2,500	Ps.	10.9814	10.3069	(177)	-	3
Cross Currency Swap	Negotiation	MUS$	40,000	Ps.	10.9814	10.3069	(23)	-	3
TARN purchase EUR	Negotiation	MEUR	36,000	Ps.	15.7385	16.2725	(222)	(28)	3
Natural Gas Swap	Negotiation	MMBTU	8,650,000	USD	7.4380	13.765	(121)	45	3
Natural Gas TARN	Negotiation	MMBTU	4,800,000	USD	7.4380	13.765	(363)	25	3
Natural Gas Collar	Negotiation	MMBTU	4,650,000	USD	7.4380	13.765	(42)	-	3
Natural Gas Collar	Negotiation	MMBTU	3,300,000	USD	7.4380	13.765	(299)	3
Natural Gas Trigger	Negotiation	MMBTU	3,000,000	USD	7.4380	13.765	(412)	(44)	3
Natural Gas Capped Swap	Negotiation	MMBTU	7,560,000	USD	7.4380	13.765	(504)	(300)	3
Implicit					-	-	10	12
Other reserve funds					-	-	(223)	(233)
Total							(2,716)	(1,087)
1 The previous amounts are shown given the understanding that the Company is still evaluating the validity, amount and legality of the FDI described above, notwithstanding that such instruments are subject to the applicable laws and exemptions, in Mexico and abroad, therefore, the amount stated herein are simple estimates that in no manner or under no concept should be considered as an express or implied acknowledgement of the same.
2 The cross currency swaps' fair value is net from payments made by the Company.
3 As of September 30, 2008, the Collateral was $562, while the credit lines amounted $1,482.

C. Sensitivity Analysis

1. Valuation Models

The Company has documented within its policy the valuation models of the following DFIs who remained in position at the end of third quarter 2008.

Swaps on nominal interest rates

These are contracts by which the obligation of bilateral exchange of a series of cash payments for a fixed term is established, on a notional principal denominated in local currency.

The market value of interest rate swaps Nominal (plain vanilla swaps) is calculated as the sum of the present value of the corresponding periodic cash flows using the following equation:

In the case of a purchase:

In the case of a sale:

Where:

MTM: a market value of the position
M: notional amount of the transaction in pesos
rp: nominal rate agreed in the contract
rfi: Implied future market nominal rate in the period i
tref: Term of Reference agreed term
rdi: nominal rate to maturity in the period i
tmi: Deadline Expired i

Currency swaps to Variable interest rates or fixed

The concept of foreign exchange swap is very similar to the case of interest rate, since it expresses the cash flows by differentials in interest rates in both fixed and variable, for local currency as for foreign exchange as shown in the following equation:

In the case of receiving passive foreign rate, the calculation of value to market is based on the following equation:

Where:

MTM: a market value of the position
Bd: Debt in local currency
Bf: Debt in foreign currency
rd: Domestic rate
rf: Foreign rate
n: Number of prevailing periods in which interest payment will be made tmi: Days to expiration of the period i
fdi: National currency rate at maturity TMI
rfi: Rate in the currency agreed to the maturity of TMI
p: Term of Reference of the foreign exchange swap
s: Spot exchange rate effect at the time of valuation

Swaps Natural Gas (Commodity)

These contracts are forward-like between two parties, in which one of them commits to buy (sell) to the other party, a certain amount of MMBtu (Million British Thermal Unit) at a fixed price in dollars agreed upon to at the celebration of the contract. To determine the value of this type of derivative applies the following equation:

Where:

F: Price of gas swap
Pf: Forward price
Ps: Fixed price agreed
V: Volume (MMBTU) monthly
i: USD LIBOR rate
t: Term

2. Sensitivity analysis

The identification of risks that can generate losses from changes in market conditions is presented below:

Type of derivative, value or contract	Risk Factors that affect DFI valuation
	Ex. Rate	Ex. Rate	IRS	IRS	Price	Volatility
	MXP/USD	MXP/EUR	MXP	USD	Gas
Cross Currency Swap	x		x	x
Interest Rate Swap			x
TARN Sale USD	x					x
TARN Purchase EUR		x				x
Natural Gas Swap	x			x	x	x
Natural Gas TARN	x			x	x	x
Natural Gas Collar	x			x	x	x
Natural Gas Trigger	x			x	x	x
Natural Gas Capped Swap	x			x	x	x

Below is an example of the impact that the DFIs would have to favorable or unfavorable risk movements mentioned above.

Identified Risk	Increase	Decrease
Exchange Rate MXP/USD	Favorable	Unfavorable
Exchange Rate MXP/EUR	Unfavorable	Favorable
Natural Gas Price	Unfavorable	Favorable

The Company considers that DFIs to which it was exposed as of the third quarter of 2008 that could generate adverse situations at stressful situations are as follows: TARN MXP / USD; TARN USD / EURO and Natural Gas Options (TARN, Collars and Triggers).

Below are three different scenarios regarding three of the risk factors to which the Company was exposed by DFIs. For the generation of probable stress scenarios, the closing prices of the third quarter of 2008 were considered.

							Fair value impacts
Underlying	Nominal	Volatility	Maturity Date Average	Stress Scenarios			(Millions of pesos)
				Likely	Possible	Remote	Likely	Possible	Remote
TARN MXP/USD	78,000,000	9%	12/31/2009	10.79	13.49	16.19	168	578	999
TARN USD/EUR	120,000,000	14%	5/30/2009	1.39	1.04	0.87	207	617	831
Natural Gas Options	62,250,000	40%	3/31/2009	7.44	5.58	4.65	1,137	2,159	2,767

						Total	1,512	3,353	4,596

The stress analysis was performed using the valuation model known as Black & Scholes and considering changes in the value of the underlying involving changes of 25% and 50% over the reference price for the possible and remote scenarios, respectively. The additional variables that affect the valuation model such as interest rate, maturity dates and volatilities, for purposes of analysis are considered constant under all three scenarios.

As can be seen at an adverse movement in the variables of the reference price of 25% and 50%, the Company's DFIs position would have been impacted by $ 1,842 and $ 3,085 million additional pesos, respectively.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith / Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/ 1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Barbara Cano Breakstone Group (646) 452-2334 sborinelli@breakstone-group.com bcano@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: December 19, 2008